April 17, 2024

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Cantor Select Portfolios Trust

Ladies and Gentlemen:

On behalf of Cantor Select Portfolios Trust (the “Trust”), we hereby electronically file, the Trust’s registration statement on Form N-14 (the “Registration Statement”), pursuant to the Securities Act of 1933, as amended. This Registration Statement is being filed in connection with the reorganization of each of the Aquila High Income Fund and the Aquila Opportunity Growth Fund, each a series of the Aquila Funds Trust (the “Existing Funds”) into each of the Cantor Fitzgerald High Income Fund and the Cantor Fitzgerald Equity Opportunity Fund, respectively (the “New Funds”), each a series of the Trust, in exchange for shares of the New Funds and the assumption by the New Funds of the liabilities of the Existing Funds.

No fees are required in connection with this filing.

If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

/s/ DLA Piper LLP

DLA Piper LLP